Exhibit 99.1

Acreage Holdings Appoints Alfred Miranda
As Senior Vice President, Chief Information Officer

New York, NY - July 18, 2019 - Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0ZV) today announced the hire of Alfred Miranda as Senior Vice President, Chief Information Officer. A seasoned technology executive with over 18 years of experience, Mr. Miranda will lead Acreage’s business innovation initiatives by developing new go-to-market strategies and technologies, strengthening Acreage’s Information Technology infrastructure and IT policies, systems and standards to ensure the goals and needs of Acreage are fully supported and executed.
Mr. Miranda joins Acreage after most recently serving as the Senior Vice President, Technology at MedMen Enterprises Inc., where he developed an integrated and compliant Seed to Sale Platform. Mr. Miranda also led teams that built a Point-of-Sale (POS) system that was utilized on handheld devices, fundamentally changing the way customers buy products. Mr. Miranda will report to Acreage Chief Operating Officer Robert Daino.
“Alfred has an extensive technological background, repeatedly demonstrating an ability to transform an organization's IT infrastructure, including doing so in the cannabis industry,” said Mr. Daino. “Technology will play a vital role in helping Acreage deliver an outstanding experience to our customers and critical data to our organization; I know we are in good hands with Alfred’s stewardship of this important area, which will begin with the build-out of a comprehensive seed-to-sale system.”
Prior to working at MedMen, Mr. Miranda served as Vice President, Web Technologies and Product Management at CashCall, Inc., where he developed a platform to track leads to conversion metrics with web-based target marketing. During his tenure as Senior Director of Consumer Facing Technology at Herbalife Nutrition Ltd., Miranda was responsible for the strategy, execution, and deployment of Herablife's Global E-commerce platform, call center technologies, and custom payment system.
On his new position, Mr. Miranda added, “Acreage is an industry leader, pioneering the cannabis space with innovation and professionalism. I look forward to the opportunity to support the growth of the company by ensuring our IT initiatives strategically align with the Acreage mission while establishing excellence in an ever-changing environment.”

ABOUT ACREAGE
Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management or consulting services agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.
FORWARD LOOKING STATEMENTS
This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth Corporation (the “Proposed Transaction”), including the anticipated benefits and likelihood of completion thereof. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction; other expectations and assumptions concerning the transactions contemplated in the Proposed Transaction; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Media Contact:	Investor Contacts:
Howard Schacter	Christine Rigby
Vice President of Communications	Vice President, Investor Relations
h.schacter@acreageholdings.com	investors@acreageholdings.com
646-600-9181	646-600-9181

Steve West
Vice President, Investor Relations
investors@acreageholdings.com
646-600-9181